SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 18, 2020

List of materials

Documents attached hereto:

i) Press release:  Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock, and the Cancellation of Treasury Stock

March 18, 2020
Sony Corporation

Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock, and the Cancellation of Treasury Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)
(Cancellation of Treasury Stock Pursuant to the Provision of
Article 178 of the Companies Act)

Sony Corporation (“Sony”) announced today the status of the repurchase of shares of its common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved at the meeting of its Board of Directors held on May 16, 2019, as follows.

This concludes Sony’s repurchase of shares of its common stock approved at the meeting of its Board of Directors held on May 16, 2019.

In addition, pursuant to the decision by Sony’s Representative Corporate Executive Officer delegated by the Board of Directors, Sony has decided to cancel treasury stock as follows.

1. Status of repurchase of shares
(1)	Class of shares repurchased:	Common stock of Sony
(2)	Total number of shares repurchased:	5,469,200 shares
(3)	Total purchase price for	32,811,763,500 yen
repurchased shares:
(4)	Period of repurchase:	March 1, 2020 to March 17, 2020
(5)	Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

2. Cancellation of treasury stock
(1)	Class of shares to be cancelled:	Common stock of Sony
(2)	Total number of shares
	to be cancelled:	12,737,400 shares
(1.0% of total number of shares issued and
outstanding as of February 29, 2020)
(3)	Planned cancellation date	March 26, 2020

3. General policy regarding holdings of treasury stock
 Sony generally plans to maintain its level of treasury stock under an upper limit of approximately 3% of the total number of shares of its common stock issued and outstanding by cancelling treasury stock in excess of that percentage.

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(For reference)
1. Details of resolution approved at the Board of Directors meeting held on May 16, 2020
(1)	Class of shares to be repurchased	Common stock of Sony
(2)	Total number of shares to be repurchased	60 million shares（maximum） （4.80% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase price for repurchase of shares	200 billion yen（maximum）
(4)	Period of repurchase	May 17, 2019 to March 31, 2020
(5)	Method of repurchase	Open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

2.	Total number and purchase price of shares repurchased pursuant to the resolution approved at the above-mentioned Board of Directors meeting (as of March 17, 2020)
(1)	Total number of shares repurchased	33,059,200 shares
(2)	Total purchase price for repurchased shares	199,999,200,300 yen

End of document

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